EXHIBIT 12

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth certain information regarding our consolidated ratios of earnings to fixed charges. Fixed charges represent interest expense, a portion of rent expense representative of interest, trust-preferred securities related expense, and amortization of debt issuance costs.

	Year ended December 31,
(In thousands, except ratio amounts)	2005	2004	2003	2002	2001
Fixed Charges:
Interest expense excluding deposits	$195,169	143,447	116,606	134,797	180,569
Interest portion of rental expense	13,871	13,528	12,825	10,782	11,459

Fixed charges excluding interest on deposits	209,040	156,975	129,431	145,579	192,028
Interest on deposits	353,737	187,195	187,288	285,980	461,587

Fixed charges including interest on deposits	$562,777	344,170	316,719	431,559	653,615

Earnings:
Income from continuing operations before income taxes	$734,726	617,448	537,411	469,102	448,845
Fixed charges excluding interest on deposits	209,040	156,975	129,431	145,579	192,028

Earnings excluding interest on deposits	943,766	774,423	666,842	614,681	640,873
Interest on deposits	353,737	187,195	187,288	285,980	461,587

Earnings including interest on deposits	$1,297,503	961,618	854,130	900,661	1,102,460

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	4.51	4.93	5.15	4.22	3.34
Including interest on deposits	2.31	2.79	2.70	2.09	1.69